

October 27, 2010

Cameron R. Nelson
Vice President, Finance and Chief Financial Officer
QLT Inc.
101-887 Great Northern Way
Vancouver, British Columbia
Canada V5T 4T5

      Re: QLT Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Definitive Proxy on Schedule 14A
              Form 10-Q for the Quarterly Period Ended June 30, 2010
              File No. 000-17082

Dear Mr. Nelson:

      We have completed our review of your filings and do not have any further comments at this time.

                      Sincerely,

                      Joel Parker
                      Accounting Branch Chief